Exhibit 12.1

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year (1)
	2008	2009	2010	2011	2012
Income Before Income Taxes and Noncontrolling Interests	$2,012	$1,727	$2,054	$2,383	$2,767
Less: Capitalized Interest	(16)	(8)	(11)	(9)	(10)
Add:
Portion of Rental Expense under operating leases deemed to be the equivalent of interest	56	59	62	69	74
Interest Expense	118	117	123	125	105
Amortization of Capitalized Interest	4	4	4	5	5

Adjusted Earnings	$2,174	$1,899	$2,232	$2,573	$2,941

Fixed Charges:
Interest Expense	118	117	123	125	105
Portion of Rental Expense under operating leases deemed to be the equivalent of interest	56	59	62	69	74

Total Fixed Charges	$174	$176	$185	$194	$179

Ratio of Earnings to Fixed Charges (2)	12.49	10.79	12.06	13.26	16.43

(1) Fiscal years 2008, 2009, 2010, 2011 and 2012 refer to the fiscal years ended August 31, 2008, August 30, 2009, August 29, 2010, August 28, 2011 and September 2, 2012, respectively. Fiscal 2012 consisted of 53 weeks.

(2) For purposes of computing the ratios of earnings to fixed charges, “earnings” consist of total company income, including non-controlling interests, before income taxes, plus amortization of capitalized interest and fixed charges and excluding interest capitalized during the year. “Fixed Charges” consist of interest expense (interest incurred on indebtedness, including capitalized interest and amortization of debt expenses) and one-third of the portion of rental expense under operating leases, which is deemed to be the equivalent of interest. The ratios of earnings to fixed charges are calculated as follows:

(earnings before income taxes) + (fixed charges) + (amortization of capitalized interest) – (capitalized interest)

(fixed charges)